As filed with the Securities and Exchange Commission on December 20, 1999.
                                                   Registration No. 333-________

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                            BANKATLANTIC BANCORP, INC.
             (Exact name of registrant is specified in its charter)

        FLORIDA                                                65-05070804
(State or other jurisdiction                                (I.R.S. Employer
 incorporation or organization)                           Identification Number)

                           1750 EAST SUNRISE BOULEVARD
                         FORT LAUDERDALE, FLORIDA 33304
                            TELEPHONE (954) 760-5000
          (Address, including Zip Code, and telephone number, including area code, of registrant's and co-registrant's principal executive offices)

                                  ALAN B. LEVAN
                           BANKATLANTIC BANCORP, INC.

                           1750 EAST SUNRISE BOULEVARD
                         FORT LAUDERDALE, FLORIDA 33304
                            TELEPHONE (954) 760-5000

            (Name, address, including Zip Code, and telephone number,
                   including area code, of agent for service)

                  Please send copies of all communications to:

                             ALISON W. MILLER, ESQ.
                         STEARNS WEAVER MILLER WEISSLER
                           ALHADEFF & SITTERSON, P.A.
                       150 WEST FLAGLER STREET, SUITE 2400

                              MIAMI, FLORIDA 33130

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective, as determined in light of market and other conditions.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box |X|.

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering |_|.

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering |_|.

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box |_|.

                                CALCULATION OF REGISTRATION FEE

     Title of each class                                                          Proposed maxi-          Amount of
     of securities to be             Amount to be        Proposed maximum          mum aggregate        registration
         registered                   registered    offering price per unit(1)    offering price(1)         fee
-----------------------------      --------------      -------------------      ------------------      -----------------
Subordinated Investment Notes        $150,000,000              100%                 $150,000,000             $39,600
=============================      ==============      ===================      ==================      =================

(1) Estimated solely for the purposes of determining the registration fee pursuant to Rule 457(o) under the Securities Act.


        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                SUBJECT TO COMPLETION, DATED DECEMBER 20, 1999
PROSPECTUS
                        BANKATLANTIC BANCORP, INC. [LOGO]

                                  $150,000,000

                          SUBORDINATED INVESTMENT NOTES

            This prospectus covers investment notes that we may issue from time to time. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the accompanying supplement carefully before you invest.

                     TERMS OF SUBORDINATED INVESTMENT NOTES
-------------------------------------------------------------------------------
Annual Interest Rate                        Fixed at the rate indicated upon
                                            issuance.
-------------------------------------------------------------------------------
Payment of Interest                         Monthly, quarterly,
                                            semi-annually, annually, or at
                                            maturity at your election.
-------------------------------------------------------------------------------
Redemption Upon Request of Holder           Upon death or total permanent
                                            disability for investment notes
                                            with remaining maturities
                                            greater than one year.
-------------------------------------------------------------------------------
Redemption at Company's Option              Redeemable at prices indicated
                                            upon issuance.
-------------------------------------------------------------------------------
Maturity                                    The period indicated upon
                                            issuance subject to renewal or
                                            extension.
-------------------------------------------------------------------------------
Transferability                             Only with our prior written
                                            consent.
-------------------------------------------------------------------------------

            No minimum amount of investment notes must be sold in this offering. If we sell all of the investment notes offered, we will receive proceeds of approximately $___ million after paying expenses estimated to be approximately $_____ million. We do not presently intend to use registered broker-dealers to assist with the sale of these securities. If we elect to use broker-dealers on a best efforts basis in connection with future sales of the investment notes, we anticipate that we will pay commissions of up to 10% of the sales price to those brokers and we may reimburse those brokers for some of their costs and expenses. If we use brokers, expenses of the offering will increase and the proceeds we receive will be less than currently estimated.

            The investment notes are non-negotiable, which means that you may not transfer them without our consent. There is no public trading market for these securities and it is unlikely that a trading market will develop.

            These investment notes are unsecured obligations, which are subordinated to our senior indebtedness. YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE ____ IN THIS PROSPECTUS.

            These investment notes are not savings or deposit accounts and the payment of principal and interest on these securities is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency, private insurance fund or other entity.

            Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus or any accompanying prospectus supplement. Any representation to the contrary is a criminal offense.

             The date of this prospectus is ________________, 1999.

                                TABLE OF CONTENTS
                                                                            PAGE
Summary ..................................................................
Selected Consolidated Financial Data of BankAtlantic
  Bancorp, Inc. and Subsidiaries .........................................
Risk Factors .............................................................
Use of Proceeds ..........................................................
Forward-Looking Statements ...............................................
Description of the Investment Notes Offered and Indenture ................
Plan of Distribution .....................................................
Legal Matters ............................................................
Experts ..................................................................
Where You Can Find More Information ......................................

                                     SUMMARY

            This summary provides a brief overview of BankAtlantic Bancorp and the most significant terms of the investment notes covered by this prospectus. It does not contain all the information that you need to consider in making your investment decision. For a more complete understanding of these securities you should carefully read:

o     this prospectus,

o the accompanying prospectus supplement, which describes the specific terms of the investment notes being offered and which may update and change information in this prospectus, and

o the documents referred to in "Where You Can Find More Information" for information on BankAtlantic Bancorp, including its financial statements.

BANKATLANTIC BANCORP

            We are a Florida-based savings bank holding company which owns BankAtlantic. BankAtlantic:

      o is a federally-chartered, federally-insured savings bank organized in 1952,

      o provides traditional retail banking services and a full range of commercial banking products and related financial services, including the following activities:

            o attracting checking and savings deposits from the public and general business customers,

            o originating commercial real estate and business loans, residential real estate loans and consumer loans,

            o     purchasing wholesale residential loans from third parties, and

            o making other permitted investments such as investments in mortgage-backed securities, tax certificates and other investment securities,

      o currently operates through 68 branch offices located primarily in Miami-Dade, Broward, Hillsborough and Palm Beach Counties in South Florida, and

      o is regulated and examined by the Office of Thrift Supervision and the FDIC.

            Although our primary activities relate to the activities of our wholly-owned subsidiary, BankAtlantic, our other activities include:

      o providing investment banking services and capital raising and advisory services to the financial services industry through our wholly-owned subsidiary, Ryan Beck. Ryan Beck:

            o     was acquired by us during 1998, and

            o is an investment banking firm whose activities include underwriting, distributing and trading tax-exempt securities, and

      o engaging in real estate development and investment activities through BankAtlantic's wholly-owned subsidiary, BankAtlantic Development Corporation. BankAtlantic Development Corporation:

            o owns St. Lucie West Holding Corp., the developer of a master planned residential, commercial and industrial community in St. Lucie County, Florida,

            o has several investments in real estate development projects in South Florida, and

            o plans to acquire Levitt Corporation, a developer of single-family home communities and condominium and rental apartment complexes, in December 1999.

      At September 30, 1999, on a consolidated basis we had:

      o     total assets of $4.0 billion,

      o     total deposits of $2.1 billion,

      o     total stockholders' equity of $237.0 million, and

      o     net income for the nine months of $26.9 million.

            Our principal executive offices are located at 1750 East Sunrise Boulevard, Fort Lauderdale, Florida 33304. Our telephone number is (954) 760-5000.

THE OFFERING

Offering Amount...................       We are offering up to $150 million of
                                         investment notes. No minimum amount of
                                         investment notes must be sold in the
                                         offering. We may withdraw or cancel the
                                         offering at any time. In the event of a
                                         withdrawal or cancellation, the
                                         investment notes previously sold will
                                         remain outstanding until maturity or
                                         redemption and pending orders will be
                                         irrevocable. See "Plan of
                                         Distribution."

Orders      ......................       Your order will be irrevocable upon
                                         receipt by us. We may reject your order
                                         in whole or in part, for any reason. If
                                         we do not accept your order, we will
                                         promptly refund the funds you paid with
                                         your order without deducting any costs
                                         and without interest. Upon acceptance
                                         of an order, we will issue a
                                         transaction statement reflecting
                                         ownership to each purchaser. This
                                         statement is not a negotiable
                                         instrument, and no rights of ownership
                                         in the security may be transferred by
                                         the endorsement and delivery of the
                                         statement by the purchaser. See "Plan
                                         of Distribution."

Use of Proceeds...................       We will use the net proceeds from the
                                         offering of the investment notes for
                                         general corporate purposes, including
                                         repurchases of our common stock,
                                         redemptions or repurchases of our
                                         outstanding debt securities and
                                         acquisitions by us or our subsidiaries.

Minimum Initial Purchases and
  Additional Purchases. ..........       Minimum purchase amounts will be
                                         indicated in a prospectus supplement.

Interest Rate.....................       The interest rate will be the rate
                                         fixed upon issuance as indicated in a
                                         prospectus supplement.

Payment of Interest...............       We will pay simple interest on
                                         investment notes either monthly,
                                         quarterly, semi-annually, annually or
                                         at maturity, at your election.

Maturity..........................       The maturity date will be the period
                                         indicated in a prospectus supplement.

Automatic Extension...............       The investment notes will be
                                         automatically extended for a period
                                         equal to the original term unless:

                                         o     we notify the holder at least
                                               seven days prior to the maturity
                                               date that an extension will not
                                               be provided,

                                         o     the holder elects within sixty
                                               days prior to the maturity date
                                               to have his or her investment
                                               notes repaid at maturity, or

                                         o     we have previously extended the
                                               maturity date for an additional
                                               year as described in the next
                                               sentence.

                                         In addition, we may elect at our
                                         discretion on one occasion to
                                         automatically extend the maturity date
                                         of your investment note for an
                                         additional one year period even if you
                                         have elected to have your investment
                                         note repaid at the maturity date.

Book Entry/Transferability. ......       We will issue the investment notes in
                                         book-entry form only. The investment
                                         notes will be non-negotiable and may
                                         not be transferred without our prior
                                         written consent.

Optional Redemption by
   the Company....................       We may redeem the investment notes at
                                         our option, in whole or in part, from
                                         and after the dates and at the fixed
                                         redemption prices specified in the
                                         prospectus supplement relating to the
                                         particular investment notes we are
                                         offering.

Redemption Upon Request in
   the Event of Death of Total
   Disability.....................       Notes with maturities of one year or
                                         greater will be redeemed at the option
                                         of the holder following his or her
                                         total permanent disability, or by his
                                         or her estate after death, at the
                                         principal amount plus accrued interest.
                                         A holder will have no other right to
                                         cause redemption prior to maturity.

Unsecured Obligations.............       The investment notes are not guaranteed
                                         or secured by any lien on any of our
                                         assets. We will not be required to
                                         contribute funds to a separate fund,
                                         such as a sinking fund, to provide
                                         funds to repay the investment notes
                                         upon maturity.

Subordinated Obligations..........       The investment notes are junior in
                                         right of repayment, or subordinated, to
                                         our existing and future senior
                                         indebtedness. At September 30, 1999, we
                                         had no senior indebtedness outstanding.
                                         There is no limitation on the amount of
                                         senior indebtedness we may incur. See
                                         "Description of the Investment Notes
                                         Offered and the Indenture" for a
                                         description of what constitutes senior
                                         indebtedness.

                                         At September 30, 1999 we had $172.2
                                         million of indebtedness which will rank
                                         equally in right of payment with the
                                         investment notes. Since we are a
                                         holding company, our obligations under
                                         the investment notes will be
                                         structurally subordinated to all
                                         existing and future liabilities and
                                         obligations of our subsidiaries,
                                         including deposits of BankAtlantic. See
                                         "Description of the Investment Notes
                                         Offered and the Indenture."

Certain Restrictions..............       The indenture restricts us from paying
                                         dividends or distributions on, or
                                         purchasing or redeeming our capital
                                         stock if, at the time of the dividend
                                         declaration or the date of the
                                         redemption, purchase, payment or
                                         distribution, we are in default. We may
                                         not consolidate or merge with another
                                         entity unless:

                                         o     if the other entity survives the
                                               consolidation or merger, it
                                               assumes our obligations under the
                                               indenture and, immediately after
                                               the transaction, is not in
                                               default under the indenture, or

                                         o     we survive the consolidation or
                                               merger, and immediately after the
                                               transaction we are not in default
                                               under the indenture.

Events of Default.................       An event of default under the indenture
                                         occurs if we:

                                         o     fail to pay principal or any
                                               premium on the investment notes
                                               at maturity or upon redemption,

                                         o     fail to pay interest on the
                                               investment notes and the failure
                                               continues for a 30-day period,

                                         o     breach any of the provisions of
                                               the indenture and the breach
                                               continues after 60 days' notice,
                                               or

                                         o     reorganize or become bankrupt or
                                               insolvent in certain events.

                                         We may be required as a result of
                                         certain events of default to accelerate
                                         our payment of principal and interest
                                         on the investment notes.

Periodic Statements...............       We will mail to each holder no later
                                         than the tenth business day following
                                         the end of each quarter a statement
                                         detailing the current balance on each
                                         note and any accrued interest.

RISK FACTORS

            Your investment in the investment notes will involve risk. Before making an investment decision, you should consider all of the information contained in this prospectus and a supplementary prospectus. In particular, you should carefully evaluate the risks discussed under "Risk Factors" before deciding whether an investment in these investments notes is suitable for you.

FINANCIAL HIGHLIGHTS
      (In thousands)

                                           AT OR FOR THE NINE
                                              MONTHS ENDED
                                              SEPTEMBER 30,                     AT OR FOR THE YEARS ENDED DECEMBER 31,
                                                              ----------------------------------------------------------------------
                                                  1999           1998           1997           1996           1995           1994
                                               ----------     ----------     ----------     ----------     ----------     ----------
Income from Continuing Operations              $   25,691     $   10,186     $   23,658     $   17,639     $   16,264     $   16,059
Total Stockholders Equity                         236,967        240,440        207,171        147,704        120,561        105,520
Total Assets                                    3,970,629      3,788,975      3,064,480      2,605,527      1,750,689      1,539,653

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 OF BANKATLANTIC BANCORP, INC. AND SUBSIDIARIES

                                                AT OR FOR THE NINE
                                                   MONTHS ENDED
                                                   SEPTEMBER 30,                    AT OR FOR THE YEARS ENDED DECEMBER 31,
                                            -----------------------   --------------------------------------------------------------
                                              1999         1998          1998          1997        1996         1995         1994
                                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
OPERATING RESULTS:                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net interest income                         $   87,960   $   78,274   $  102,285   $   94,530   $   76,266   $   63,921   $   56,555
Provision for loan losses                       19,056        9,811       21,788       11,268        5,844        4,182        2,299
Net interest income after provision
 for loan losses                                68,904       68,463       80,497       83,262       70,422       59,739       54,256
Non-interest income                             74,542       38,684       56,880       33,366       26,818       13,974       10,683
Non-interest expenses                          101,133       83,250      120,665       77,722       68,221       48,785       39,706
Income before income taxes and
  discontinued operations                       42,313       23,897       16,712       38,906       29,019       24,928       25,233
Provision for income taxes                      16,622        9,388        6,526       15,248       11,380        8,664        9,174
Income from continuing operations               25,691       14,509       10,186       23,658       17,639       16,264       16,059
Income (loss) from discontinued
   operations (less applicable
   income taxes (benefit)                        1,174      (12,406)     (18,220)       4,111        1,372        2,155          776
  Net income                                    26,865        2,103       (8,034)      27,769       19,011       18,419       16,835
Total dividends on non-cumulative
  preferred stock                                    0            0            0            0            0        2,030          880
Net income available for common
  shares                                    $   26,865   $    2,103   $   (8,034)  $   27,769   $   19,011   $   16,389   $   15,955

CLASS A COMMON SHARES
Diluted earnings per share from
 continuing operations                      $     0.51   $     0.36   $     0.25   $     0.58   $     0.47         $N/A        $ N/A
Diluted earnings (loss) per share
 from discontinued  operations                    0.02        (0.31)       (0.45)        0.09         0.03          N/A          N/A
Diluted earnings (loss) per share           $     0.53   $     0.05   $    (0.20)  $     0.67   $     0.50         $N/A        $ N/A

CLASS B COMMON SHARES
Diluted earnings per share from
  continuing operations                     $     0.49   $     0.33   $     0.23   $     0.59   $     0.56   $     0.47   $     0.51
Diluted earnings (loss) per share
  from discontinued operations                    0.02        (0.28)       (0.41)        0.09         0.03         0.07         0.03
Diluted earnings (loss) per share           $     0.51   $     0.05   $    (0.18)  $     0.68   $     0.59   $     0.54   $     0.54

                                                AT OR FOR THE NINE
                                                   MONTHS ENDED
                                                   SEPTEMBER 30,                    AT OR FOR THE YEARS ENDED DECEMBER 31,
                                            -----------------------   --------------------------------------------------------------
                                              1999         1998          1998          1997        1996         1995         1994
                                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE SHEET DATA:                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Total assets                                $3,970,629   $3,682,624   $3,788,975   $3,064,480   $2,605,527   $1,750,689   $1,539,653
Loans receivable-net (1)                     2,567,905    2,546,173    2,635,369    2,072,825    1,824,856      828,630      546,396
Mortgage-backed securities held
  to maturity                                        0            0            0            0            0            0      573,913
Securities available for sale                  872,149      609,115      599,435      607,490      439,345      691,803       53,969
Investment and trading securities, net         105,966       78,976       79,901       60,280       54,511       49,856      211,776
Mortgage servicing rights                          897       51,651       44,315       38,789       25,002       20,738       20,584
Cost over fair value of net assets
   acquired and  other intangibles              54,729       56,368       55,493       26,327       29,008       11,521            0
Deposits                                     2,140,096    1,883,229    1,925,772    1,763,733    1,832,780    1,300,377    1,085,782
Guaranteed preferred beneficial
   interests in the Company's
  Junior Subordinated Debentures                74,750       74,750       74,750       74,750            0            0            0
Subordinated debentures, capital notes
   and notes payable                           186,544      178,334      177,114      179,600       78,500       21,001            0
Advances from FHLB, federal funds
  purchased and  securities sold under
  agreements to repurchase                   1,259,545    1,157,580    1,225,165      758,923      486,288      269,222      311,879
TOTAL STOCKHOLDERS' EQUITY                     236,967      247,321      240,440      207,171      147,704      120,561      105,520
----------------------------------------------------
(1)   Includes $19.2 million, $3.3 million, $9.7 million, $160.1 million and
      $207,000 of banker's acceptances at September 30, 1999 and 1998, and at
      December 31, 1998, 1997, and 1996, respectively.

                                       -5-

                                                AT OR FOR THE NINE
                                                   MONTHS ENDED
                                                   SEPTEMBER 30,                    AT OR FOR THE YEARS ENDED DECEMBER 31,
                                            -----------------------   --------------------------------------------------------------
                                              1999         1998          1998          1997        1996         1995         1994
                                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
OTHER DATA:                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Loan Fundings: (1)
  Residential real estate loans             $  104,241   $  109,138   $  144,586   $   68,513   $  133,184   $  111,361   $  40,706
  Commercial loans                             656,504      546,788      753,992      550,318      461,519      412,632     282,243
  Small business loans                          24,942      101,762      135,239       20,467            0            0           0
  Consumer loans (2)                            72,391      125,593      165,927      161,154      154,940      114,607      45,159
  Lease financing                               24,363       13,620       19,214            0            0            0           0
Purchases:

  Residential real estate loans                230,902    1,071,747    1,256,185      524,498      465,942        9,930           0
  Commercial loans                             126,613        8,792       37,314            0            0            0           0
  Lease financing                                    0        3,519        6,054            0            0            0           0
Loan Sales                                     116,852      236,832      279,034      273,901       59,408       34,153      38,168
Net interest spread (during
   period) (3)                                    2.89%        2.86%        2.83%        3.41%        3.77%        3.57%       3.97%
Interest rate margin (during
  period) (3)                                     3.17%        3.18%        3.12%        3.72%        4.12%        4.01%       4.28%

                                                AT OR FOR THE NINE
                                                   MONTHS ENDED
                                                   SEPTEMBER 30,                    AT OR FOR THE YEARS ENDED DECEMBER 31,
                                            -----------------------   --------------------------------------------------------------
                                              1999         1998          1998          1997        1996         1995         1994
                                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
 FINANCIAL RATIOS:

Return on average equity (4)                     14.15%        8.51%        4.39%       14.85%       13.07%       14.16%      16.28%
Return on average assets (4)                      0.85         0.55         0.28         0.86         0.88         0.94        1.12
Efficiency ratio from continuing
  operations(3)                                  62.21        71.18        75.81        60.77        66.12        62.63       59.05
Average equity to average assets                  6.03         6.41         6.48         5.77         6.70         6.66        6.86
Net loan charge-offs as a percent
  of average  outstanding loans
   --annualized                                   0.80         0.42         0.51         0.44         0.47         0.45        0.59
Non-performing assets as a percent of:
  Total loans, tax certificates
     and real estate owned                        1.25         1.15         1.27         1.36         1.26         2.37        3.66
  Total assets                                    0.85         0.83         0.92         0.96         0.93         1.23        1.51
Loan loss allowance as a percent
  of non-performing loans                       143.00       140.97       142.95       156.18       167.37       149.49      134.87
Ratio of earnings to fixed charges:
Including interest on deposits                    1.33         1.21         1.11         1.33         1.37         1.37        1.59
EXCLUDING INTEREST ON DEPOSITS                    1.61         1.37         1.19         1.80         2.26         2.22        3.33

------------------------------------------------------
(1)   Does not include banker's acceptances.

(2)   Includes second mortgage loans.

(3)   Restated for continuing operations.

(4) ROA and ROE excluding the $7.2 million SAIF one-time special assessment would have been 1.09% and 16.33%, respectively, for the year ended December 31, 1996.

                                  RISK FACTORS

            An investment in the investment notes involves various risks, including those described below. You should carefully consider these factors, together with the other information contained or incorporated by reference in this prospectus and in the prospectus supplement provided with this prospectus before you decide to purchase any securities we are offering.

RISKS ASSOCIATED WITH US

CHANGES IN INTEREST RATES COULD ADVERSELY AFFECT OUR NET INTEREST INCOME AND PROFITABILITY

            The majority of our assets and liabilities are monetary in nature and subject us to significant risk from changes in interest rates. Changes in interest rates can impact our net interest income as well as the valuation of our assets and liabilities.

CHANGES IN INTEREST RATES WILL IMPACT THE DIFFERENCE BETWEEN OUR INTEREST INCOME AND INTEREST EXPENSE

            Our profitability is dependent to a large extent on our net interest income. Net interest income is the difference between:

            o     interest income on interest-earning assets, such as loans, and

            o interest expense on interest-bearing liabilities, such as deposits.

Changes in market interest rates, changes in the relationships between short-term and long-term market interest rates, or changes in the relationships between different interest rate indices, can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income. While we have attempted to structure our asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates, we cannot assure you that we will be successful.

DECLINING INTEREST RATES RESULT IN ACCELERATED LOAN PREPAYMENTS WHICH IMPACT OUR NET INTEREST INCOME AND PROFITABILITY

            Loan prepayments accelerate as interest rates fall. We experienced a high volume of loan prepayments in our mortgage portfolio and our servicing portfolio during 1998 due to historically low interest rates. Prepayments in a declining interest rate environment reduce our net interest income and adversely affect our earnings because:

            o we amortize premiums on acquired loans that are prepaid and amortize mortgage servicing rights associated with prepaid loans that we service; and

            o the yields we earn on the investment of funds that we receive from prepaid loans are generally less than the yields we earned on the prepaid loans.

While we have exited the mortgage servicing business and sold the mortgage servicing rights that we owned, significant loan prepayments in our mortgage portfolio in the future could have a similar adverse effect on our earnings. At September 30, 1999, we held $1.2 billion of purchased residential loans, which includes $10.6 million of net premiums on those loans.

OUR NON-INTEREST EXPENSES HAVE INCREASED AS WE HAVE ENTERED INTO NEW BUSINESS UNITS AND THESE BUSINESS UNITS MAY NOT GENERATE SUFFICIENT REVENUES TO COVER EXPENSES

            During the last four years we have grown rapidly and significantly.

            o Our total assets have increased from $1.75 billion at December 31, 1995 to $3.97 billion at September 30, 1999.

            o Our loan portfolio increased from $828.6 million at December 31, 1995 to $2.57 billion at September 30, 1999.

            We initiated several new business units during 1998, hired additional personnel, acquired Ryan Beck and expanded our real estate development and investment business. In addition, we established an internet banking division during 1999. This growth is intended to support our expanded operations and increase our non-interest revenue. However, this growth and expansion of operations has resulted in a significant increase in non-interest expenses. Noninterest expenses increased from $68.2 million in 1996 to $77.7 million in 1997 to $120.7 million in 1998 and were $101.1 million for the nine months ended September 30, 1999.

            We implemented various restructuring initiatives at BankAtlantic in the fourth quarter of 1998 with a view to streamlining its operations and improving efficiencies. However, at the same time Ryan Beck significantly expanded and hired additional personnel as it diversified into the healthcare, consumer and technology industries and expanded its research and investment banking operations. Ryan Beck's non-interest expenses were $17.5 million for the six month period after we acquired it to December 31, 1998 and were $35.5 million for the nine month period ended September 30, 1999. Our total non-interest expenses, including Ryan Beck, for the nine months ended September 30, 1999 were $101.1 million. Expenses associated with past growth have had, and expenses associated with additional future growth will likely have, an adverse impact on earnings if we are unable to generate sufficient revenues to cover this growth.

OUR CONSUMER AND SMALL BUSINESS LOAN PORTFOLIO SUBJECTS US TO GREATER CREDIT RISK AND WE HAVE EXPERIENCED HIGH LEVELS OF CHARGE-OFFS

            During the past several years, we have experienced significant growth in our consumer and small business loan portfolio. Consumer loans, excluding second mortgages, increased to $178.1 million at September 30, 1999 from $133.5 million at December 31, 1995. A significant amount of these loans are indirect automobile loans. Indirect automobile loans are loans which are funded through automobile dealers rather than funded directly to our retail customers. At September 30, 1999, $140.3 million of our consumer loan portfolio consisted of indirect loans, primarily automobile loans.

            Consumer loans, especially indirect automobile loans, present more credit risk than other types of loans such as home equity or residential real estate loans. They generally result in a higher level of charge-offs than other loans. Charge-offs are amounts written off as uncollected. Our consumer loan net charge-offs were $8.9 million in 1998 and $7.5 million for the nine months ended September 30, 1999. Our net charge-offs attributable to indirect automobile loans were $8.0 million in 1998 and $6.5 million for the nine months ended September 30, 1999. During the fourth quarter of 1998, we discontinued the origination of indirect automobile loans. However, we may re-enter this market in the future. We may also experience additional losses in our current consumer loan portfolio.

            We began originating small business loans during the fourth quarter of 1997. We had $118.8 million of small business loans at December 31, 1998 and $119.7 million at September 30, 1999. We experienced high levels of delinquencies and charge-offs in our small business loan portfolio during the fourth quarter of 1998 and the nine months ended September 30, 1999. Our small business loan net charge-offs were $2.0 million in 1998, including $1.5 million during the 1998 fourth quarter, and $7.9 million during the period ended September 30, 1999. Further, our small business loan net charge-offs were $3.0 million for the three month period ended September 30, 1999. While we have implemented personnel and operating changes in our small business lending operations which are intended to address these issues, we may experience additional significant charge-offs in this portfolio in the future.

A DECLINE IN THE REAL ESTATE MARKET OR IN THE ECONOMY IN GENERAL MAY RESULT IN ADDITIONAL LOSSES IN OUR BANKING ACTIVITIES

            Our loans receivable increased by approximately $1.7 billion or 210% from December 31, 1995 to September 30, 1999. Balances for all loan categories increased primarily due to:

            o $395.0 million of loans acquired in the Bank of North America acquisition, and

            o wholesale residential loan purchases of $465.9 million in 1996, $524.5 million in 1997, $1.3 billion in 1998, and $105.1 million in the nine months ended September 30, 1999.

            Our commercial real estate and construction and development loans were $969.3 million at September 30, 1999. The real estate underlying many of those commercial real estate and construction and development loans is concentrated in Broward, Miami-Dade and Palm Beach Counties, Florida and may be in the early stages of development. Our competitors over the last several years have also increased their funding availability for commercial real estate projects. These increases could result in over-building and a decline in real estate values.

            The real estate securing the wholesale residential loans that we purchased is generally located outside South Florida. These loans are subject to additional risks associated with the economy where the collateral is located as well as collection risks.

            Declines in real estate values or in the economy generally could have a material adverse impact on our results of operations based not only on the nature of our assets and the composition of our loan portfolio, but also on our real estate development activities.

WE HAVE BROAD AUTHORITY TO MAKE ACQUISITIONS AND INVESTMENTS IN BUSINESSES NOT ENGAGED IN TRADITIONAL BANKING ACTIVITIES WHICH WILL SUBJECT US TO THE RISKS OF THOSE BUSINESSES

            We generally have broad authority under applicable law to engage in various types of business activities, including investments in real estate, real estate development and real estate related businesses. We have historically made acquisitions and investments as a means of diversifying our sources of non-interest income and to increase non-interest revenues. Our acquisitions and investments include:

            o REAL ESTATE - we acquired St. Lucie West Holding Corp. in October 1997 for approximately $20 million. St. Lucie West Holding Corp. is the developer of St. Lucie West, a master planned residential, commercial and industrial community located in St. Lucie County, Florida. We have also made joint venture investments in real estate development projects located in South Florida. In addition, we have entered into an agreement to acquire Levitt Corporation, a homebuilder in South Florida, for approximately $25 million. We expect to complete the acquisition in December 1999.

            o EQUIPMENT LEASING - in March 1998 we acquired Leasing Technology, Inc., an equipment leasing and finance company located in South Florida, in a stock for stock exchange valued at approximately $6.2 million. Leasing Technology is now operated as a subsidiary of BankAtlantic.

            o INVESTMENT BANKING AND BROKERAGE SERVICES - in June 1998 we acquired Ryan Beck, in a stock for stock exchange valued at approximately $38 million. Ryan Beck is operated as an independent, autonomous subsidiary under the direction of its prior management.

            These acquisitions and investments in businesses not engaged in traditional banking activities subject us to the risks inherent in each of the business activities.

WE ENGAGE IN REAL ESTATE DEVELOPMENT AND INVESTMENT ACTIVITIES WHICH ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK

            We currently engage in real estate development and investment activities through BankAtlantic Development Corporation. BankAtlantic Development Corporation owns the developer of a master planned community in St. Lucie County, Florida, has made several joint venture investments in real estate development projects in South Florida, and plans to acquire Levitt Corporation, a home builder in South Florida. The real estate industry is highly cyclical by nature and future market conditions are uncertain. Factors which adversely affect the real estate and home building industries include:

            o     the availability and cost of financing,

            o     decreases in demand or over-building,

            o     unfavorable interest rates,

            o     changes in general economic conditions,

            o     a surplus of available real estate and related projects, and

            o the significant volatility and fluctuations in underlying real estate values.

            In addition, St. Lucie West Holding Corp. incurred operating expenses of approximately $5.2 million during 1998 and $4.3 million during the nine months ended September 30, 1999. Periodic sales of properties may be insufficient to ensure profitability of St. Lucie West Holding Corp. Further, if sales are not adequate to cover operating expenses we will be required to seek a source of additional operating funds.

            Declines in real estate values or in the economy generally could have a material adverse impact on our results of operations based not only on our real estate development activities, but also on the nature of our assets and the composition of our loan portfolio.

OUR ACTIVITIES ARE REGULATED BY THE OFFICE OF THRIFT SUPERVISION, THE FDIC AND OTHER REGULATORS WHO POSSESS DISCRETION IN THEIR SUPERVISORY AND ENFORCEMENT ACTIVITIES

            The banking industry is one of this country's most heavily regulated industries. The Office of Thrift Supervision:

            o is BankAtlantic's chartering authority and its primary federal regulator,

            o     regulates, supervises and examines BankAtlantic, and

            o regulates and oversees us, as the holding company of BankAtlantic.

            In addition to the Office of Thrift Supervision, the FDIC also regulates, supervises and examines BankAtlantic by virtue of insuring its deposits up to applicable limits. Furthermore, BankAtlantic is a member of the Federal Home Loan Bank of Atlanta and, consequently, is subject to certain limited regulation by the Federal Reserve Board. The regulation and supervision of financial institutions is intended primarily for the protection of the FDIC insurance funds and depositors. Regulatory authorities possess extensive discretion in connection with their supervisory and enforcement activities. As an example, banking regulators have in the past implemented regulations which have increased capital requirements, insurance premiums and administrative, professional and compensation expenses for the institutions which they regulate. Any change in the existing regulatory structure or the laws or regulations applicable to us could significantly affect our powers, authority and operations and our business could be adversely affected.

WE HAVE MANY COMPETITORS WHO MAY HAVE GREATER FINANCIAL RESOURCES OR OPERATE UNDER FEWER REGULATORY CONSTRAINTS

            Our competitors include:

            o     other savings institutions,

            o     investment firms,

            o     commercial banks,

            o     finance companies,

            o     mortgage banking companies,

            o     money market funds,

            o     financial consultants,

            o     credit unions, and

            o     real estate developers, operators and investors.

            We compete not only with financial institutions headquartered in the State of Florida but also with a growing number of financial institutions headquartered outside of Florida who are active in the State. In addition, the Gramm- Leach-Bliley Act was recently enacted into law. This law, which repeals the Glass Steagall Act,

            o permits bank holding companies to engage in a substantially wider range of non-banking activities than they were previously permitted, such as insurance and investment banking, and

            o enables insurers and other financial service companies to acquire banks.

This new legislation may significantly increase the number of entities that we compete with. Many of our competitors have substantially greater financial resources than we have and, in some cases, operate under fewer regulatory constraints.

THE YEAR 2000 PROBLEM COULD DISRUPT OUR BUSINESS

            Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. The consequences of incomplete or untimely resolution of year 2000 issues represent an uncertainty that could affect future financial results.

            The year 2000 problem poses the following principal risks to our business:

            o disruption of our business due to our failure to achieve year 2000 readiness,

            o disruption of our business due to failure of third parties to achieve year 2000 readiness,

            o disruption in our loan operations due to failure of our borrowers to achieve year 2000 readiness, and

            o litigation due to year 2000 noncompliance from customers, borrowers and suppliers as a result of both internal and third party system failures.

            We have undertaken various initiatives intended to ensure that computer applications will function properly with respect to dates in the year 2000 and thereafter and have established a year 2000 action plan based on the guidelines outlined in the Federal Financial Institutions Examination Council's "The Effect of 2000 on Computer Systems".

            However, we cannot assure you that our initiatives and action plan have identified all costs, risks or possible losses which we may experience associated with year 2000 issues. Due to the general uncertainty inherent in the year 2000 problem, resulting in part from the uncertainty of the year 2000 readiness of third party suppliers, borrowers and customers, we are unable to determine whether the consequences of year 2000 failures will have a material impact on our results of operations, liquidity or financial condition.

RISKS ASSOCIATED WITH THE INVESTMENT NOTES

OUR DEPENDENCE ON DIVIDENDS FROM OUR SUBSIDIARIES FOR A SIGNIFICANT PORTION OF OUR REVENUE AND REGULATORY RESTRICTIONS ON DIVIDENDS FROM BANKATLANTIC MAY LIMIT OUR ABILITY TO PAY PRINCIPAL OR INTEREST ON THE INVESTMENT NOTES

            We own 100% of BankAtlantic's outstanding capital stock and depend upon dividends from BankAtlantic for a significant portion of our revenues. BankAtlantic's ability to pay dividends or make other capital distributions to us is governed by Office of Thrift Supervision regulations, which focus primarily on BankAtlantic's regulatory capital levels and net income. Office of Thrift Supervision regulations define "capital distributions" as

            o     cash dividends,

            o payments by a savings association or savings bank holding company to repurchase or otherwise acquire its shares,

            o payments to shareholders of another entity in a cash-out merger, and

            o     other distributions charged against capital.

            If an institution has regulatory capital that is at least equal to its capital requirements both before and after giving effect to the distribution, and has not been notified that it "is in need of more than normal supervision," the Office of Thrift Supervision deems it a "Tier 1 association." BankAtlantic currently qualifies as a Tier 1 association under applicable Office of Thrift Supervision regulations. The Office of Thrift Supervision permits a Tier 1 association to make capital distributions during a calendar year of up to the greater of:

            o 100% of net income for the current calendar year, plus 50% of its capital surplus, or

            o     75% of its net income over the most recent four quarters.

Capital surplus is the amount of capital in excess of an association's regulatory capital requirements. However, the association seeking to pay the capital distribution must first notify the Office of Thrift Supervision of its intention and the Office of Thrift Supervision must not raise any objection to the distribution. Any additional capital distributions would require prior regulatory approval. Additionally, all capital distributions of BankAtlantic are subject to the Office of Thrift Supervision' right to object to a distribution on safety and soundness grounds. We cannot assure you that BankAtlantic will remain a Tier 1 association or that it will be in a position to make capital distributions to us in an amount sufficient for us to satisfy our obligations.

            Our ability to pay interest on the investment notes will be significantly dependent on the ability of our subsidiaries, especially BankAtlantic, to pay dividends or distributions to us in amounts sufficient to service our obligations. Our obligations at September 30, 1999 include:

            o 9% Subordinated Debentures due 2005 - $21.0 million outstanding principal amount,

            o 6 3/4% Convertible Subordinated Debentures due 2000 - $51.2 million outstanding principal amount,

            o 55/8% Convertible Subordinated Debentures due 2007 - $100.0 million outstanding principal amount, and

            o 9 1/2% Junior Subordinated Debenture due 2027 - $74.8 million outstanding principal amount

            We may also become obligated to make other payments on securities which we issue in the future which are on a parity with or have a preference over the investment notes with respect to the payment of principal or interest.

HOLDERS OF OUR SENIOR INDEBTEDNESS AND CREDITORS OF OUR SUBSIDIARIES HAVE PRIORITY OVER THE PAYMENTS TO BE PAID UNDER THE INVESTMENT NOTES

            The investment notes are subordinated to all of our current or future senior indebtedness or liabilities which are not expressly by their terms made subordinate or equal in right of payment to the investment notes. Since we are a holding company, the investment notes will be effectively subordinated to all existing and future liabilities of our subsidiaries, including the rights of the depositors of BankAtlantic. As of September 30, 1999, we had:

            o $172.2 million of indebtedness ranking equally with the investment notes,

            o $74.8 million of indebtedness ranking junior in right of payment to the investment notes, and

            o     no senior indebtedness.

Further, at September 30, 1999 our subsidiaries had liabilities of $3.5 billion, which includes $2.1 billion of deposits at BankAtlantic. The indenture relating to the investment notes does not limit our ability to incur additional indebtedness, including senior indebtedness, or additional indebtedness by BankAtlantic or our other subsidiaries.

INVESTMENT NOTES ARE NOT INSURED

            The investment notes are not insured by the Bank Insurance Fund or the Savings Association Insurance Fund of the FDIC or by any other governmental agency or private insurer.

THE COVENANTS IN THE INDENTURE ARE LIMITED AND DO NOT PROVIDE YOU WITH SIGNIFICANT PROTECTION

            The covenants in the indenture are limited and do not protect holders of investment notes in the event of a material adverse change in our financial condition or results of operations. In addition, payment of principal of and interest on the investment notes can only be accelerated if we:

            o fail to pay principal of or any premium on the investment notes at maturity or upon redemption,

            o fail to pay interest on any of the investment notes and the failure continues for a 30-day period,

            o breach any of the provisions of the indenture and the breach continues for a 60-day period after receipt of notice, or

            o     reorganize or become bankrupt or insolvent in certain events.

            The indenture does not require us to:

            o adhere to any financial ratios or specified levels of liquidity, or

            o repurchase, redeem or modify the terms of the investment notes upon a change in control or other events involving us which may adversely affect the creditworthiness of the investment notes.

Therefore, neither the covenants nor the other provisions of the indenture should be a significant factor in evaluating our obligations under the investment notes. See "Description of the Investment Notes Offered and Indenture."

TRANSFER RESTRICTIONS AND THE LACK OF A TRADING MARKET WILL LIMIT YOUR ABILITY TO LIQUIDATE YOUR INVESTMENT

            The investment notes are non-negotiable, which means they may not be transferred without our prior written consent. There is no established trading market for the investment notes and it is unlikely that one will develop. Accordingly, even if we permitted a transfer, you may be unable to liquidate your investment. See "Description of the Investment Notes Offered and the Indenture."

WE MAY EXTEND THE MATURITY OF THE INVESTMENT NOTES IN OUR SOLE DISCRETION

            Even if the investment notes mature by their terms and you have indicated that you do not want to renew the term of the investment notes, we can, in our sole discretion, extend their maturity for an additional one-year period. In the event that we make this election, the principal amount of the investment notes will not be repaid on the anticipated maturity date and you will continue to receive interest at the same rate until the expiration of that one-year period.

                                 USE OF PROCEEDS

            We intend to use the net proceeds resulting from the sale of the investment notes (estimated to be approximately $___ million net of estimated offering expenses if all of the investment notes being offered through this prospectus are sold) for general corporate purposes, including:

            o     repurchases of our common stock,

            o redemptions or repurchases of our outstanding debt securities, and

            o     acquisitions by us or our subsidiaries.

            The precise amounts and timing of the application of such proceeds depends upon many factors, including, but not limited to, the amount of any such proceeds and actual funding requirements. Until the proceeds are used, we may invest the proceeds, depending on our cash flow requirements, in short and long-term investments, including, but not limited to:

            o     treasury bills,

            o     commercial paper,

            o     certificates of deposit,

            o     securities issued by U.S. government agencies,

            o     money market funds, and

            o     repurchase agreements.

                           FORWARD-LOOKING STATEMENTS

            Some of the statements contained or incorporated by reference in this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Some of the forward-looking statements can be identified by the use of words such as "anticipate", "believe", "estimate", "may", "intend", "expect", "will", "should", "seeks" and similar expressions. Forward-looking statements are based largely on our expectations and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Some factors include:

            o the potential adverse impact on BankAtlantic's operations and profitability of changes in interest rates and future legislation,

            o economic conditions, both generally and particularly in areas where we or our subsidiaries, including BankAtlantic, operate or hold assets,

            o interest rate and credit risk associated with BankAtlantic's loan portfolio,

            o BankAtlantic's recent rapid growth and increased operating expenses and its announced restructuring which may not prove to be successful,

            o uncertainty relating to the realization of benefits from our restructuring initiatives and expense reductions,

            o our ability to manage new banking and non-banking initiatives and investments,

            o regulatory limitations on BankAtlantic's ability to pay dividends, and

            o     the highly competitive nature of our businesses.

Many of these factors are beyond our control and beyond the control of BankAtlantic. For a discussion of factors that could cause actual results to differ, please see the discussion under "Risk Factors" contained in this prospectus and in other information contained in our publicly available SEC filings.

          DESCRIPTION OF THE INVESTMENT NOTES OFFERED AND THE INDENTURE

            The investment notes will be issued under an indenture between us and U.S. Bank Trust National Association, as trustee. The terms and provisions of the investment notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939 as in effect on the date of the indenture. The following briefly summarizes the material terms of the indenture and the investment notes, other than maturity, pricing and other related terms disclosed in the accompanying prospectus supplement. This summary is not complete and is qualified in its entirety by reference to the indenture, including the definitions in the indenture of certain terms used below. You should read the entire indenture and the Trust Indenture Act of 1939 for a complete understanding of the terms of the indenture and the investment notes.

GENERAL
            The investment notes:

            o are general obligations and are limited to $150 million in aggregate principal amount,

            o     are not secured by our assets or otherwise,

            o do not have the benefit of a sinking fund for the retirement of principal,

            o     rank equal to all of our subordinated indebtedness,

            o are subordinated in right of payment to all of our future Senior Indebtedness (as we define this term below in "-- Subordination") or liabilities which are not expressly by their terms subordinate or equal in right of payment to the investment notes, and

            o are not savings accounts or deposits and are not insured by the FDIC or any other governmental agency.

            We, or any of our subsidiaries, may incur additional indebtedness constituting Senior Indebtedness or indebtedness that ranks equal or junior to the investment notes. The indenture does not limit the total indebtedness that either we or any of our subsidiaries may incur. At September 30, 1999 we had no Senior Indebtedness, $172.2 million of indebtedness ranking equal to the investment notes and $74.8 million of indebtedness ranking junior to the investment notes.

            Because we are a holding company, our primary source of funds for the payment of our obligations, including the payment of principal and interest on the investment notes, is dividends and distributions from our subsidiaries, especially BankAtlantic. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due with respect to the investment notes or to make funds available for those payments. Further, from time to time while the investment notes are outstanding, BankAtlantic and our other subsidiaries may be subject to regulatory or contractual constraints that restrict their ability to pay dividends to us. See "Risk Factors--Our Dependence on Dividends from Our Subsidiaries for a Significant Portion of our Revenue and Regulatory Restrictions on Dividends from BankAtlantic May Limit Our Ability to Pay Principal or Interest on the Investment Notes."

            The investment notes will be effectively subordinated to all existing and future liabilities, including deposits, of our subsidiaries. At September 30, 1999, our subsidiaries had liabilities of $3.5 billion, which includes $2.1 billion of deposits at BankAtlantic. Our right to participate in any distribution of assets of our subsidiaries upon any liquidation or reorganization or otherwise of those subsidiaries is subject to the prior claims of creditors of the subsidiary, including depositors in BankAtlantic, except to the extent that we may be recognized as a creditor of the subsidiary. Thus, the ability of holders of the investment notes to benefit indirectly from such distribution is affected by those creditor claims.

            Investment notes of a single series may be issued at various times with different maturity dates, different optional redemption provisions and different interest rates. We reserve the right to vary from time to time in our discretion interest rates, redemption terms or maturity dates based on our fundraising objectives, circumstances in the financial markets and the economy, the attraction of new investors in particular regions and other factors.

            Once determined, the rate of interest payable on an investment note will remain fixed for its term. Interest on the investment notes will be paid in arrears either monthly, quarterly, semi-annually, annually or at maturity, at the election of the purchaser. Unless otherwise provided in a prospectus supplement, we will compute interest on the investment notes as simple interest on the basis of a 360-day year of twelve 30-day months. We will pay the principal and interest on the investment notes when due by check mailed to the person entitled to payment.

            The investment notes will be in U.S. dollars and payments of principal and interest on the investment notes will be in U.S. dollars.

AUTOMATIC EXTENSION OF MATURITY DATE

            We may elect at any time prior to maturity to automatically extend the maturity date of an investment note for an additional one year period by providing written notice of our election to a holder within seven days after such election has been made. After extension, the investment note will continue with terms identical to those fixed upon issuance. If we elect to extend the maturity date for an additional one year, a holder will have no right to cause the investment note to be repaid prior to the maturity date as extended. However, we may elect to extend the maturity date of an investment note for an additional year only once; and after the election has been made, the investment note will not be subject to any further extensions or renewals.

            In addition, the maturity of an investment note will be automatically extended for a term identical to the original term of the investment note unless:

            o we notify the holders at least seven days prior to the maturity date of our intention not to extend the maturity date of the investment note;

            o the holder elects within sixty days prior to the maturity date to have his or her investment note repaid at maturity; or

            o we have previously exercised our right to extend the maturity date of the investment note for an additional year.

The investment notes will continue to renew in this manner until termination or redemption under the indenture and the investment notes. Interest shall continue to accrue from the first day of such renewed term. Each renewed investment note will continue with identical terms, including provisions relating to interest rate and payment. If we notify you of our intention to repay an investment note at maturity, no interest will accrue after the date of maturity. As a courtesy, we will provide a request for repayment form approximately sixty days prior to the maturity date of an investment note. However, a written request for repayment will be valid and use of this specific form by a holder will not be required.

REDEMPTION OF INVESTMENT NOTES AT OUR OPTION

            Our right, if any, to redeem the Investment Notes will be set forth in a prospectus supplement. Investment notes which are redeemable at our option will be redeemable, in whole or in part, at any time, on not less than 30 days notice, but not more than 60 days prior to the redemption date. The redemption price payable will be expressed as a percentage of principal amount and will be set forth in a prospectus supplement covering the particular investment notes offered.

REDEMPTION AT REQUEST OF HOLDER UPON DEATH OR TOTAL PERMANENT DISABILITY.

            Except for investment notes with remaining maturities of less than 12 months, an investment note will be redeemed by us at the election of the holder following his or her total permanent disability, as established to our satisfaction, or by his or her estate following his or her death. The redemption price, in the event of a death or total permanent disability, will be the principal amount of the investment note, plus interest accrued and not previously paid, to the date of redemption. If the investment note is held jointly, the election to redeem will apply when either record owner dies or becomes subject to a total permanent disability. The holder has no other right to require us to prepay his or her investment note prior to its maturity date as originally stated or as it may be extended.

            We may in the future modify this policy on redemption after death or total permanent disability. However, no modification will adversely affect the right of redemption applicable to any outstanding investment note.

            For the purpose of determining the right of a holder to demand early repayment of an investment note, total permanent disability shall mean a determination by a physician chosen by us that the holder, who was gainfully employed on a full time basis at the time of purchase, is unable to work on a full time basis, defined as working at least forty hours per week during the succeeding twenty-four months.

SUBORDINATION

            The principal, interest and any premium on the investment notes are subordinate and junior in right of payment to the prior payment in full of all of our Senior Indebtedness. The indenture does not limit the amount of Senior Indebtedness or other indebtedness, secured or unsecured, that we or any of our subsidiaries may incur. If our payments on Senior Indebtedness are accelerated, we will be prohibited from making any payment of principal, premium or interest on the investment notes until payments of the Senior Indebtedness are made or provided for. If we dissolve, wind up, liquidate or reorganize and our assets are distributed, payment of principal, premium or interest on the investment notes will be subordinated, to the prior payment in full of Senior Indebtedness, which means that all Senior Indebtedness must be paid in full before any payment may be made to any holders of investment notes. If our assets are distributed in any such proceeding, some of our general creditors may recover more, proportionately, than holders of the investment notes by reason of such subordination.

            "Indebtedness" means:

            o all of our obligations for borrowed money, whether or not the recourse of the lender is to the whole of our assets or only to a portion of such assets,

            o all of our indebtedness which is evidenced by a note, debenture, bond or other similar instrument, including lease obligations that we incur with respect to any property acquired or leased and used in our business that is required to be recorded as a capitalized lease,

            o all of our indebtedness representing the unpaid balance of the purchase price of any goods or other property or balance owed for any services rendered,

            o all of our indebtedness, including capitalized lease obligations, incurred, assumed or given in an acquisition, whether by way of purchase, merger or otherwise, of any business, real property or other assets,

            o any indebtedness of others described in the preceding four bullet points that we have guaranteed or for which we are otherwise liable, and

            o any amendment, renewal, extension, deferral, modification, restructuring or refunding of any such indebtedness, obligation or guarantee.

            "Senior Indebtedness" means any and all of our Indebtedness, except for any particular Indebtedness for which the instrument creating or evidencing it or pursuant to which it is outstanding expressly provides that it is subordinate or shall rank equal in right of payment to the investment notes.

CERTAIN COVENANTS

            The indenture contains certain customary covenants found in indentures under the Trust Indenture Act, including covenants with respect to:

            o     paying principal and interest,

            o maintaining an office or agency for administering the investment notes,

            o     holding funds for payments on the investment notes in trust,

            o     paying taxes and other claims,

            o     maintaining our properties and our corporate existence, and

            o     delivering annual certifications to the trustee.

However, the indenture does not require us to

            o adhere to any financial ratios or specified levels of liquidity, or

            o repurchase, redeem or modify the terms of the investment notes upon a change in control or other events involving us which may adversely affect the creditworthiness of the investment notes.

RESTRICTIONS ON DIVIDENDS

            The indenture provides that we cannot:

            o declare or pay dividends on, or purchase, redeem or acquire for value any of our capital stock,

            o     return any capital to holders of our capital stock, or

            o make any distribution of assets to holders of our capital stock unless at the time we declare the dividend or the date on which we make the purchase, redemption, payment or distribution described above, we are not in default in the payment of interest on the investment notes or an event of default has not occurred.

            The indenture does not prohibit or restrict us from selling additional shares of our capital stock or other debt securities nor from pledging shares of capital stock in our subsidiaries. Further, neither we nor any of our subsidiaries is restricted from issuing any shares of capital stock or debt securities.

DEFAULTS AND REMEDIES

            As provided in the indenture, an event of default results if we:

            o fail to pay principal of or premium, if any, on the investment notes at maturity or upon redemption, whether or not the payment is prohibited by the subordination provisions,

            o fail to pay interest on any of the investment notes when due and such failure continues for a period of 30 days, whether or not the payment is prohibited by the subordination provisions,

            o fail to comply with any of our other material agreements or covenants in the indenture and the default continues for a period of 60 days after the trustee or the holders of at least 25% in principal amount of the outstanding investment notes notify us in writing of the default, or

            o     reorganize or become bankrupt or insolvent in certain events.

The notice referred to in the third bullet point above must specify the default, demand that it be remedied and state that the notice is a "Notice of Default." The trustee must give the notice if requested to do so in writing by the holders of at least 25% in principal amount of the investment notes then outstanding. The trustee must deliver any notice which it is required to deliver to us promptly after it becomes aware of the default or is requested by the holders to deliver the notice. An event of default for a particular series of investment notes will constitute an event of default for all other series of investment notes under the indenture.

            The indenture provides that the trustee will, within 90 days after the occurrence of any default known to it which has not been cured, mail to the holders of the investment notes notice of the default. If we default in paying principal of or interest on any of the investment notes, the trustee will be protected from withholding the notice if it in good faith determines that withholding the notice is in the interest of the holders of the investment notes.

            The indenture permits the acceleration of payment of principal of the investment notes only upon an event of default resulting from our failure to pay principal or interest on the investment notes or if we reorganize or become bankrupt or insolvent in certain events. If an event of default of this kind is continuing, the indenture provides that the trustee or holders of not less than 30% in aggregate principal amount of the investment notes then outstanding, by notice in writing to us (and to the trustee if given by the holders), may declare all unpaid principal of all the investment notes to be immediately due and payable. Holders of a majority in principal amount of the investment notes then outstanding may rescind an acceleration and its consequences and may waive past defaults upon conditions provided in the indenture. No holder of investment notes may pursue any remedy under the indenture unless:

            o the holder has previously given to the trustee written notice of a continuing event of default,

            o the holders of at least 30% in principal amount of the investment notes then outstanding

                  o have requested the trustee in writing to pursue the remedy, and

                  o have offered the trustee satisfactory indemnity against loss, liability and expense incurred by pursuing the remedy, and

            o the trustee has failed to act within 60 days after receipt of the request.

            The indenture requires us to file periodic reports with the trustee as to the absence of defaults.

CONSOLIDATION, MERGER OR SALE

            The indenture provides that the Company may not merge or consolidate with or sell all or substantially all of its assets to, any entity unless

            o we are the surviving or successor entity in the transaction and we are not immediately thereafter in default under the indenture, or

            o if we are not the surviving or successor entity, the successor entity expressly assumes our obligations under the indenture and, immediately after the transaction is not in default under the indenture.

            Any successor entity must expressly assume all of our obligations under the investment notes and the indenture and it shall succeed to, be substituted for, and may exercise all of our rights and powers under the indenture.

BOOK ENTRY; NON-NEGOTIABLE

            The investment notes are non-negotiable debt instruments and, subject to certain exceptions, will be issued only in book-entry form. Upon acceptance of an order, we will credit our book-entry registration and transfer system to the account of the purchaser of the investment note the principal amount of the investment note owned of record by the purchaser. Upon acceptance of your order, you will receive a transaction statement which will indicate our acceptance of the order. The Company may deliver the transaction statement to the trustee who will accept the transaction statement on your behalf and promptly deliver the transaction statement to you. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of these securities in definitive form. These legal requirements may impair the ability to transfer the record ownership of the investment notes. The transaction statement is not a negotiable instrument, and no rights of record ownership can be transferred without our prior written consent.

            The record owners of investment notes issued in this book-entry interest form will not receive or be entitled to receive physical delivery of a note or other certificate evidencing such indebtedness. The registered owners of the accounts we establish upon the purchase or transfer of investment notes will be the owners of the investment notes under the indenture. The person holding a book-entry interest in the investment notes must rely upon the procedures established by the trustee to exercise any rights of a holder of investment notes under the indenture. We will provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts on a monthly basis.

            We will also provide the trustee with information, as requested, regarding the total amount of any principal and/or interest due to book-entry owners with regard to the investment notes on any interest payment date or upon redemption.

            Ownership of investment notes may be transferred on our register only by written notice to us signed by the owner(s) or such owner's duly authorized representative on a form to be supplied by us and with our written consent. We may also, in our discretion, require an opinion from such holder's counsel that the proposed transfer will not violate any applicable securities laws and/or a signature guarantee in connection with a transfer. Upon transfer of an investment note, we will provide the new owner of such security with a transaction statement which will evidence the transfer of the account on our records.

            Book-entry interests in the accounts evidencing ownership of the investment notes are exchangeable for fully registered notes in those names as we direct only if: (i) we, at our option, advise the trustee in writing of our election to terminate the book-entry system, or (ii) after the occurrence of an event of default under the indenture, holders of investment notes aggregating more than 50% of the aggregate outstanding amount of the investment notes advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of investment notes and the trustee notifies all registered holders of these securities, of the occurrence of any such event and the availability of definitive notes to holders of these securities requesting such notes. Subject to the exceptions described above, the book-entry interests in these securities shall not otherwise be exchangeable for fully registered notes.

MODIFICATION OF THE INDENTURE

            The indenture provides that we and the trustee may, without the consent of any holders of investment notes, enter into supplemental indentures for purposes, among other things, of:

            o     establishing the form or terms of investment notes,

            o evidencing the succession of another person to us and the assumption by any such successor of our covenants, or

            o     curing any ambiguity, defect or inconsistency.

as long as any of the foregoing will not adversely affect the interest of any holder in any material respect.

            Most of the terms of the indenture and the investment notes may be modified with the consent of the holders of not less than two-thirds of the principal amount of investment notes then outstanding. However, all holders must agree to any change which would:

            o     extend the maturity date of his or her investment notes,

            o reduce the principal amount or the rate of interest on his or her investment notes,

            o reduce any applicable redemption premium on his or her investment notes, or

            o     reduce the two-thirds percentage required for modification.

            We may omit in any particular instance to comply with any covenant or condition in the indenture if before the time for compliance with the covenant or condition, two-thirds of the holders of the principal amount of investment notes then outstanding shall either waive such compliance in such instance or generally waive compliance. No waiver will extend to or affect a covenant or condition except to the extent so expressly waived. Until the waiver has become effective, our obligation and the duties of the trustee in respect of any such covenant will remain in full force and effect. No supplemental indenture will affect the seniority rights of the holders of Senior Indebtedness without the consent of those holders.

REGARDING THE TRUSTEE

            We and our subsidiaries may maintain deposit accounts and other banking transactions with the trustee in the ordinary course of business.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

            No director, officer, employee, incorporator or stockholder of ours, shall have any liability for any obligations of ours under the investment notes, the indenture or for any claim relating to these obligations or their creation. Each holder of the investment notes waives and releases these persons from any liability. The waiver and release are part of the consideration for issuance of the investment notes. We have been advised that the waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

SERVICE CHARGES

            We reserve the right to assess service charges for replacing lost or stolen investment notes (for which an affidavit from the holder will be required), changing the registration of any investment note to reflect a change in name of the holder, or a transfer (whether by operation of law or otherwise) of an investment note by the holder to another person.

INTEREST WITHHOLDING

            We reserve the right to withhold 31% of any interest paid to a holder who does not provide us with a fully executed Form W-8 or Form W-9. Otherwise, no interest will be withheld, except on investment notes held by foreign business entities. It is our policy that no sale will be made to anyone refusing to provide a fully executed Form W-8 or Form W-9.

ADDITIONAL SECURITIES

            We may offer from time to time additional classes of securities with terms and conditions different from the investment notes being offered. We will amend or supplement this prospectus if and when we decide to offer to the public any additional class of security under this prospectus.

VARIATIONS BY STATE

            We reserve the right to offer different securities and to vary the terms and conditions of the offer (including, but not limited to, additional interest payments and service charges for all notes) depending upon the state where the purchaser resides.

                              PLAN OF DISTRIBUTION

            We currently intend to sell the investment notes directly to investors. We do not currently intend to use a broker-dealer or agent to assist in the sales of these securities. However, we may retain the services of an NASD member broker-dealer in the future to assist in the sales of investment notes on a "best efforts" or agency basis. If an agreement concerning the use of the services of any broker-dealer is reached, we may pay any broker dealer a commission which we estimate will range from 0.5% to 10% of the sale price of any notes sold through the broker-dealer, depending on numerous factors. We may also agree to indemnify the broker-dealer against certain liabilities, including liabilities under the Securities Act and to reimburse the broker-dealer for its costs and expenses, up to a maximum to be determined, based upon the total dollar value of the securities sold. We will otherwise offer the investment notes through our employees in accordance with Rule 3a 4-1 under the Exchange Act.

            We reserve the right to reject any order, in whole or in part, for any reason. Your order will be irrevocable upon receipt by us. In the event that your order is not accepted, we will promptly refund your funds, without deduction of any costs and without interest. We expect that orders will be refunded within 48 hours after receipt. Once your order has been accepted, your funds will be promptly deposited in our account. We will send a receipt to you as soon as practicable after acceptance of your order. No minimum number of notes must be sold in the offering. You will not know at the time of the order whether we will be successful in completing the sale of all of the notes being offered. We reserve the right to withdraw or cancel the offering at any time. In the event of a withdrawal or cancellation of the offering, orders previously received will be irrevocable and no funds will be refunded.

                                  LEGAL MATTERS

            The validity of the investment notes will be passed upon for us by Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., Miami, Florida.

                                     EXPERTS

            The consolidated financial statements of BankAtlantic Bancorp, Inc. as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement on Form S-3 in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

            We file reports, proxy statements, and other information with the SEC. You can read and copy these reports, proxy statements, and other information concerning BankAtlantic Bancorp at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including BankAtlantic Bancorp. Our Class A common stock is quoted on the New York Stock Exchange and our Class B common stock is quoted on the Nasdaq Stock Market's National Market System. These reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York City, New York 10005, and the National Association of Securities Dealers, Inc., Report Section, 1735 K Street N.W., Washington, D.C. 20006.

            We have filed a registration statement on Form S-3 with the SEC covering the investment notes offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the investment notes you should refer to the registration statement and its exhibits. You can obtain the full registration statement from the SEC as indicated above, or from us.

            The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference:

o our Annual Report on Form 10-K for the year ended December 31, 1998, filed with the SEC on March 26, 1999,

o our Amendment to Annual Report on Form 10-K/A for the year ended December 31, 1998, filed with the SEC on April 30, 1999,

o our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999, filed with the SEC on May 12, 1999, August 12, 1999 and November 15, 1999, respectively, and

o any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) under the Securities Exchange Act of 1934 until we sell all of the investment notes.

            You may request a copy of these filings at no cost by writing or telephoning us at the following address:

                            Corporate Communications
                              BankAtlantic Bancorp
                           1750 East Sunrise Boulevard
                         Fort Lauderdale, Florida 33304
                                 (954) 760-5000

            You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of the investment notes in any state where the offer is not permitted. You should not assume that the information in this or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.       OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the expenses to be paid by BankAtlantic Bancorp, Inc. (the "Registrant") in connection with the offering. All of the amounts shown are estimates except the SEC registration fee.

SEC Registration Fee ...............................    $39,600
Legal Fees and Expenses ............................
Trustee Fees and Expenses ..........................
Accounting Fees and Expenses .......................
Printing and Mailing Expenses ......................
Blue Sky Fees and Expense ..........................
Marketing Expenses .................................
Miscellaneous Expenses .............................
                                                        --------
        TOTAL FEES AND EXPENSES ....................    $
                                                        --------

ITEM 15.       INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 607.0850 of the Florida Business Corporation Act and the Articles of Incorporation and Bylaws of the Registrant provide for indemnification of the Registrant's directors and officers against claims, liabilities, amounts paid in settlement and expenses in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended (the "Securities Act"). In addition, the Registrant carries insurance permitted by the laws of the State of Florida on behalf of directors, officers, employees or agents which may cover liabilities under the Securities Act.

ITEM 16.  EXHIBITS

        The following exhibits either are filed herewith or incorporated by reference to documents previously filed or will be filed by amendment, as indicated below:

EXHIBITS       DESCRIPTION

4 Form of Indenture with respect to the Registrant's Subordinated Investment Notes.

5     Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.

12    Statement regarding computation of earnings to fixed charges.

23.1 Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (included in Exhibit 5).

23.2  Consent of KPMG LLP.

24 Power of Attorney (included with signature pages to this Registration Statement).

25.1  Form T-1: Statement of Eligibility of Trustee.

99    Form of Advertising Materials and Order Form*
-------------------------------
*     To be filed by amendment.

ITEM 17.  UNDERTAKINGS

(1)    The undersigned Registrant hereby undertakes:

      (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in the Registration Statement.

      (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(2) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions under Item 15, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(4)    The undersigned Registrant hereby undertakes that:

      (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on the 20th day of December, 1999.

                             BANKATLANTIC BANCORP, INC.

                             By:    /S/ ALAN B. LEVAN
                                        Alan B. Levan,
                                        Chairman of the Board of Directors,
                                        Chief Executive Officer and President

                                POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alan B. Levan and Frank V. Grieco and each of them acting alone, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                          TITLE                                     DATE
/S/ ALAN B. LEVAN               Chairman of the Board                 December 20, 1999
-----------------------------   Chief Executive Officer
Alan B. Levan                   and President


/S/ JOHN E. ABDO                Vice-Chairman of the                  December 20, 1999
-----------------------------   Board
John E. Abdo


/S/ FRANK V. GRIECO             Senior Executive Vice                 December 20, 1999
-----------------------------   President and Principal Financial
Frank V. Grieco                 and Accounting Officer

/S/ STEVEN M. COLDREN           Director                              December 20, 1999
-----------------------------
Steven M. Coldren

/S/ BRUNO DIGIULIAN             Director                              December 20, 1999
-----------------------------
Bruno DiGiulian

/S/ MARY E. GINESTRA            Director                              December 20, 1999
-----------------------------
Mary E. Ginestra
                                 II-4

SIGNATURE                         TITLE                                       DATE
/S/ JARETT S. LEVAN             Director                              December 20, 1999
-----------------------------
Jarett S. Levan

/S/ BEN A. PLOTKIN              Director                              December 20, 1999
-----------------------------
Ben A. Plotkin

/S/ IRA SIEGEL                  Director                              December 20, 1999
-----------------------------
Ira Siegel

/S/ CHARLIE C. WINNINGHAM, II   Director                              December 20, 1999
-----------------------------
Charlie C. Winningham, II

                                INDEX TO EXHIBITS

EXHIBIT                    DESCRIPTION

4 Form of Indenture, with respect to the Registrant's Subordinated Investment Notes.

5     Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.

12    Statement regarding computation of earnings to fixed charges.

23.1 Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (included in Exhibit 5)

23.2   Consent of KPMG LLP.

  24 Power of Attorney (included with signature pages to this Registration Statement).

25.1   Form T-1: Statement of Eligibility of Trustee.